        Filed by Visual Data Corporation (Commission File No. 000-22849)

                Pursuant to Rule 425 under Securities Act of 1933
                 and Deemed Filed Pursuant to Rule 14a-12 of the
                       Securities and Exchange Act of 1934

         Certain statements in this document and elsewhere by Visual Data Corporation ("Visual Data") are "forward-looking statements"within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of the company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Visual Data to complete the proposed merger with RMS Networks, Inc. ("RMS"); if the merger with RMS is completed, events or circumstances which affect the ability of Visual Data and RMS to integrate successfully and achieve the anticipated benefits of the transaction; the ability of Visual Data to obtain sufficient financing; the ability of Visual Data and RMS to operate profitably given each's history of operating losses; competitive pricing for each company's products; fluctuations in demand; changes to economic growth in the U.S. economy; government policies and regulations, including, but not limited to those affecting the Internet; dilution to shareholders caused by the initial issuance of stock in the merger with RMS and the ability of RMS to achieve certain goals which govern the issuance of the additional shares to be earned by shareholders of RMS. Visual Data undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are urged, however, to consult any further disclosures made on related subjects in reports filed with the SEC.

Other Legal Information

         Visual Data expects to file with the Securities and Exchange Commission a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with RMS. This material is not a substitute for the proxy statement/prospectus that Visual Data will file with the Securities and Exchange Commission. Investors are urged to read that document when it is available because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other important documents to be filed by Visual Data will be


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available free of charge at the SEC's web site (www.sec.gov) and from Visual
Data. Visual Data, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Visual Data's directors and executive officers can be found in the documents filed by Visual Data with the Securities and Exchange Commission. Certain directors and executive officers of Visual Data may have direct or indirect interests in the merger. Additional information regarding the participants will be contained in the proxy statement/prospectus.

         The communication filed herewith is the transcript of Visual Data's conference call of September 19, 2001 which discussed the proposed merger transaction between Visual Data and RMS.

VISUAL DATA CORPORATION
Moderator: Barry Rothman
September 19, 2001
4:15 p.m. EST

OPERATOR: Good afternoon, ladies and gentlemen, and welcome to your teleconference to discuss the Visual Data merger RMS Networks.

At this time, all lines have been placed on a listen-only mode, and we will be taking your questions and comments following the presentation.

It's now my pleasure to hand the floor over to your host, Mr. Barry Rothman. Sir, you may begin.

BARRY ROTHMAN, INVESTOR RELATIONS, VISUAL DATA CORPORATION: Thank you. Good afternoon and welcome to the Visual Data conference call.

First, I know that some of you have had difficulty getting in on the lines. We understand that's a telecom problem, partly emanating to telephone problems in New York.

I'd like to point out that information discussed the conference call is not a substitute for the proxy statement prospectus that Visual Data will file with the Securities and Exchange Commission. Investors are urged to read that document when it is available, because it will contain important information, including detailed risk factors.

The proxy statement prospectus and other important documents to be filed by Visual Data will be available free of charge at the SEC's Web site, www, sec dot gov, and from Visual Data.

Visual Data, its directors and certain of its executive offices may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Visual Data's directors and executive officers can be found in the documents filed by Visual Data with the SEC. Certain directors and executive officers of Visual Data may have direct or indirect interests in the merger. Additional information regarding the participants will be contained in the proxy statement prospectus.

Certain statements made during the conference and elsewhere by Visual Data are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes without limitation the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future


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plans, contingencies, and contemplated transactions of the company.

Such forward-looking statements are not guarantees of future performance, and are subject to known and unknown risks, uncertainties and other factors, which may cause or contribute to actual results of the company's operations, or the performance or achievement of the company or industry results to differ materially from those expressed or implied by the forward-looking statements.

In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the -- from the forward-looking statements include, but are not limited to, events or circumstances which may affect the ability of Visual Data to complete the proposed merger with RMS.

If the merger with RMS is completed, events or circumstances which affect the ability of Visual Data and RMS to integrate successfully and achieve the anticipated benefits of the transaction, the ability of Visual Data to obtain sufficient financing, the ability of Visual Data and RMS to operate profitably, given each company's history of operating losses, competitive pricing for each company's products, fluctuations in demand, changes to economic growth and the U.S. economy, government policies and regulations, including but not limited to those affecting the Internet, dilution to shareholders caused by the initial issuance of stock in the merger with RMS, and the ability of RMS to achieve certain goals, which govern the issuance of additional shares to be earned by shareholders of RMS.

Visual Data undertakes no obligation to publicly update any forward-looking statement with a result of new information, future events or otherwise. Shareholders are urged, however, to consult any further disclosures made on related subjects in reports filed with the SEC.

At this time I would like to introduce Randy Selman, President and Chief Executive Officer of Visual Data.

RANDY SELMAN, PRESIDENT & CEO, VISUAL DATA CORPORATION: Good afternoon, and thank you for joining us today.

With me today is Jason Kates, Chief Executive Officer of RMS Networks.

Before we get into a discussion of our proposed merger with RMS Networks, I would like to say a few words about the travi -- tragic events of the past week, as well as address the potential effect of these events on Visual Data Corporation.

First, let me offer heartfelt condolences from the Visual Data family to anyone who may have been affected by this terrible tragedy.

Insofar as the economy is concerned, it is indeed likely that this tragedy will result in a reduction in corporate and tourist travel. That said, we also believe that important opportunities are emerging in the marketplace that can benefit our business.

Although our travel division accounts for less than 10 percent of our total revenues, we believe this situation will result in increased demand for our cost-effective travel related products and services.

Past experience tells us that when the economy slows, big-ticket mass media advertising decreases. At the same time, however, companies generally look to other, more cost-effective alternative means of delivering their marketing messages to consumers and prospective business customers.

With business travel curtailed, we expect that many corporations will seek an alternative to sending their personnel around the world for meetings and conferences.


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As a result, we believe that utilization of our teleconferencing and Webcasting services will increase. I should point out that our Ednet subsidiary provides videoconferencing services to the entertainment industry through Polycom's heralded IP-based technology.

This is obviously a business we are prepared to expand upon as demand grows, offering both videoconferencing and Webcasting to companies outside of the entertainment and financial services markets.

Along with decreases in travel, we can expect to see reductions in mass media advertising by the travel industry. On the other hand, we'll also believe -- we also believe that hotels, resorts, cruise line and travel related venues will find themselves with a more urgent need to market smarter, and with a lower customer acquisition cost, particularly in order to maintain brand identity.

We believe that our travel video marketing program directly addresses this need.

But perhaps even more important are the new marketing programs and services that we will be able to develop as a result of our proposed merger with RMS, each of which can be tailored to provide unique solutions for a wide variety of industries.

In essence, this is why we are all very excited about the transaction with RMS, as it creates an important set of new growth opportunities for our company and its shareholders.

At its core, Visual Data is a provider of a diversified set of marketing services that offer innovative and cost-effective solutions, through which businesses can market their products, services and corporate identity through various channels, including the Internet, broadcast and print media.

We have built our business upon a foundation of high impact content that maximizes the use of these media channels in a manner that is not directly addressed by traditional advertising and marketing methods.

In this regard, the goal of Visual Data has always been to develop and distribute content that helps to influence the buying decisions of consumers and businesses.

In recent years, consumers have turned away from traditional television advertising and sought multimedia information from new digital media based vehicles, including our Internet based travel video marketing program.

And while the Internet has indeed been the prime medium through which we have distributed the bulk of our clients' marketing messages, Visual Data is not an Internet company. Rather, we have always been focused on building a marketing vehicle that offers a high level of value to our clients, affiliates and partners.

It has been our steadfast belief that this high level of value must be accomplished through the development and utilization of cost-effective and extensive distribution network.

Taken within that context, our proposed merger with RMS fits squarely with our long-term goals and strategies. With RMS as an integral part of the new Visual Data networks, we believe we will be at the forefront of today's new age of digital media based marketing, offering a broad set of products and services that are far more cost-effective than traditional forms of advertising.

In fact, the impact of traditional television advertising continues to diminish. With so many channels now coming into the average consumer's home via digital cable and satellite television systems, more than ever before, viewers are readily using their remote controls to switch away from commercials.

In addition, devices such as TEVO and ultimate TV make it even easier to record and watch -- then watch television, bypassing the commercial messages. Moreover, standard TV programming doesn't offer enough in the


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way of targeted demographics.

As a result, demand for new forms of direct marketing continue to grow, particularly for advertising vehicles that reach highly targeted and receptive audiences. And that is what both Visual Data and RMS provide.

Through the private networks we have each developed, we reach consumers and businesses with highly entertaining, information-based marketing messages that are targeted directly to specific audiences, who have either directly sought that information, or who are located in venues that have a tie-in with the information being presented.

By combining our two business models, we will gain an ability to expand the audience for our clients' messages and increase the number of industries we can serve, thereby growing our pool of potential clients, and creating additional opportunities to drive viewership across individual segments of this more expansive network.

The net effect is the development of even greater value for our clients, partners and affiliates, as well as growth opportunities for our company.

At this point, I'd like to turn the floor over to Jason Kates, CEO of RMS Networks, who will provide you with an in-depth look at RMS Networks and its business model.

JASON KATES, CHIEF EXECUTIVE OFFICER, RMS NETWORKS, INC.: Thank you, Randy.

As Randy did, I, too, wish to preface my comments by expressing my sincere condolences from all of us at RMS to those affected by the recent tragedies.

RMS Networks is very enthusiastic as it relates to merging with VDat. The similarities and the business models are complementary, to say the least, both socially and mechanically. It's upon these fundamentals that we intend to nurture and grow these combined companies.

The most potent drivers to developing successful networks are simply content and distribution. By combining RMS and VDat, we are creating a very solid platform.

RMS Networks has been providing digital broadcast quality video programming to thousands of retail locations nationwide for over four years. Our content is primarily distributed by either one-way, two-way broadband satellite or terrestrial access to multiple video monitors positioned within these retail environments.

Through this platform, we allow advertisers to directly market to targeted consumers at the point of purchase. This platform also allows for retailers and their vendors to deliver distance learning, training, product information and company-wide communications to their in-store employees.

Through our private networks, we currently reach more than 2.5 million consumers and employees daily at more than 4,500 locations in 50 states.

The programming we deliver has been designed to be highly entertaining while creating measurable product lift. Our networks provide sales lift in products we promote. That is meaningful to our clients. In this respect, the marketing message is crafted to actually be part of the show itself.

RMS has patented, developed and integrated its proprietary digital video server, DVS technology, with a PC-based satellite network to broadcast quality digital programming content to all in-store television monitors at broadband speeds.

Our programming segments are seamlessly added, deleted or rotated in real time in broadcast without any


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perceptible indication of segment breaks.

In addition, because programming content is stored locally on digital playback systems at each retail location, content can be regionalized and customized to meet the needs of individual retailers, advertisers and consumer demographics.

I will now walk you through each of our current networks and how each one drives revenue to our company.

Our network development timeline is as follows. The first network that we established was Planet Hollywood in 1997. We installed our first version of the digital video server here, delivering content to their locations worldwide.

We still operate and distribute Planet Hollywood's programming to their 60 current locations, and are paid a monthly fee to program and manage this network.

Our second and most seasoned network is our Advance Auto Parts Network. This multi-monitor, satellite fit network is viewed by more than 700,000 auto related consumers and employees on a daily basis.

And this statistic is very important throughout our discussions today for the fact that this network alone has the same viewership as does a medium-sized cable network, and with a very vertically matched audience.

AAPN broadcasts to 1,700 stores in 38 states nationwide and generates service fees to us for managing, programming and broadcasting the network. Plus we earn our share of all the advertising we bring in.

The next network is pharmacy TV, an in-store television network for drugstores which broadcasts health and lifestyle programming and advertising into chain and independent drug retail locations nationwide. This vertically built network touches more than 250,000 persons daily.

Pharmacy is what we term an RMS model. This RMS model network, as we call it, is one that we actually own outright. We own the equipment and we installed all the equipment at our own cost. Consequently, we own the rights to 100 percent of the advertising sold on the network.

Another RMS model network is DatVision (ph), which is the nation's only in-store television network for beer, wine and spirits retailers, now broadcasting to approximately 650 stores with a daily audience of over 200,000 consumers.


DatVision (ph) programming assists consumers in making purchase decisions by offering everything from wine paring suggestions, mixing drink recipes, to bar stocking tips for home parties and new products to try.

NOISE (ph) TV, the in-store television network we created for J.C. Penney
<Company: J.C.Penney Company Inc.; Ticker: JCP; URL: http://www.jcpenney.com/>, airs to more than 660,000 J.C. Penney stores nationwide, and is watched by 114 million people annually, 200,000 daily.

We receive our service fee from J.C. Penney to manage, program and broadcast this network. We also earn a share of the advertising we sell. NOISE (ph) TV features programming specifically for the much sought after juniors and young men's departments, the 12 to 20-year olds, and focuses on the latest teen fashions and what's hot in accessories, music and entertainment.

And finally, our in-mall network airs in kiosks located in common areas in major malls nationwide. The programming runs on 42-inch flat plant -- flat panel plasma screens, mounted atop Internet work stations.

This network has the capability of reaching more than one million people daily. Content is created specifically for the mall environment, featuring entertaining and sales-driven segments and advertising centered on merchandise


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categories sold in major U.S. small retailers.

This is one of our networks where we receive a fee plus a share of the advertising. While not yet profitable, our current service model network contracts provide for annual fees that range from 500,000 to approximately 1.5 million per network.

Going forward, we would be -- we will be targeting contracts that have annual fees that average in excess of one million annually, further supported by advertising revenues. Several of these are currently in the pilot phase.

And before I turn the floor back to Randy, I'd like to highlight a few key points.

First, in terms of advertising sold on our networks, it should be noted that we have only sold approximately 10 percent of our total capacity.

To-date we have been concentrating our efforts on building more and more distribution. In the future we'll be -- we will work to grow advertising strategically.

With respect to total capacity, we believe we can generate gross revenues of as much as $1,500 per month based on our current rate card and a typical retail store location that has been RMS-enabled.

Second, we do have several pilot networks currently in the works, and we hope to see their formal launch during the upcoming months.

And finally, it's very important to understand that underlying our networks are proprietary hardware and software systems that we have developed internally, for which we hold several patents pending.

We have also made a significant investment in production facilities. All these underlying mechanisms can be utilized in a variety of ways that support the current operations of Visual Data, plus serve as a foundation for some exciting new business opportunities.

One example would be Webcasting and videoconferencing. Our private two-way broadband satellite network lends itself to conducting these kinds of events, largely because it's cost-effective and it operates on a high-speed basis.

Given the current climate and the projected growth in demand for such services, we believe that working with -- together, as the new Visual Data Networks, we can successfully expand our interests into these, as well as other profitable and emerging markets, which is the reason why we are so excited about this merger and the opportunities it offers.

RANDY SELMAN: Thank you, Jason.

Now that you've heard about what RMS does, I'd like to discuss some of the synergies and the market opportunities that will exist for the new Visual Data Networks.

Of prime importance is the significant advertising capacity available on their growing set of private networks. We see an important opportunity before us to upsell our current clients, as well as new clients we are identifying, to market their products, services and corporate identity, using the RMS in-store networks.

Part of that includes driving traffic toward video library marketing programs, as well as featuring specific hotel and resort chains, and individual properties, golf equipment companies, golf courses, and a wide range of other products and service providers.

The ability of RMS to customize their programming for regional and local markets is a powerful tool that is very


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attractive to advertisers. As such, as such, Visual Data Networks becomes a key promotion partner for its clients.

As noted before, the network system that RMS has developed also lends itself to areas such as Webcasting and videoconferencing. Moreover, their network and proprietary hardware and software systems can work to expand the interests of our ED Net subsidiary, particularly in the transport of video and audio, and at a lower cost than we currently have, since we can ship some of these activities through a proprietary network.

We have already begun to use RMS satellite transmission capabilities to download content in conjunction with our Webcasting services.

Taken as a whole, Visual Data Networks will become a far more expansive and flexible company that derives its revenue and income from a broader range of subscription based products and services that generate both monthly and per usage fees.

As for the merger transaction itself, thresholds we have established under which RMS shareholders will receive additional shares of Visual Data common stock, beyond the initial 6.16 million shares to be issued at closing, have been structured to create meaningful incentives for RMS to deliver revenue growth and profits to our shareholders.

These additional shares will be earned as follows. If within four full quarters after closing of the merger, RMS produces revenue for two consecutive quarters of at least $6.5 million on an annualized basis, at least 60 percent of which revenue is base line revenue, and positive net income for such period on an annualized basis, the RMS shareholders shall be entitled to receive 50 percent of the threshold shares equaling approximately 1.92 million shares.

In the event that within six full quarters after the closing of the merger, the operations of RMS produce revenue for two consecutive quarters that constitute revenue at least $8 million on an annualized basis, at least 60 percent of which revenue is base line revenue, and net income for such period on an annualized basis of at least $400,000, the RMS shareholders shall be entitled to receive the remaining 50 percent of the threshold shares, also equaling 1.92 million.

As used above, the term base line revenue shall mean programming fees, license fees or royalties, which are contractually committed to for a period of at least 12 months.

I hope that you can now see why we're all so excited about this merger and the prospects for future growth that it presents. As you all may remember, we had previously projected that Visual Data would achieve profitability by the end of the quarter ending March 31st, 2002.

We believe, even with the merger and the consolidation issues that these type of transactions present, we can still hit our target of profitability by that time, and the resulting base of business will be larger, and the resulting profits that could be generated going forward, will also be larger.

On behalf of our employees and management team, I'd like to thank each of you for taking the time to be with us today.

And with the help of our operator, we'll now open it up for questions.

OPERATOR: Thank you, sir. The floor is now open for questions.

If you do have a question or a comment, please use your touch-tone telephone and press one, followed by four.

We do ask that if using a speakerphone, to please pick up your handset to provide optimum sound quality.


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Once again, to ask a question, please press one followed by four on your touch-tone telephone. Please hold while we poll for questions.

Our first question is coming from Jeffrey Miller of Gilford Securities. Please pose your question.

JEFFREY MILLER, GILFORD SECURITIES: Hey, Randy. How are you?

RANDY SELMAN: Hi, Jeff. How are you doing?

JEFFREY MILLER: Pretty good, thanks. You noted, both from the Visual Data side and the RMS side, teleconferencing, Webcasting and then certainly, through Visual Data, with the wireless platform, that recently, due to the tragedy and the way business is conducted, that these companies that offer these services have been rewarded and have been noted.

Unfortunately, we have not. Is there any efforts going on at the company to get the word out regarding our abilities and where we stand in the world of Webcasting, teleconferencing and in the wireless industry?

RANDY SELMAN: Yeah, I think that this is a key issue for the company. You know, we've been looking at ways to get the word out on Visual Data for quite some time, now.

One of the advantages of the RMS merger is the fact that they do get out the word to a lot of people in this world. In fact, I think between 2.5 million and three million, I think, a day.

And the fact is, is more and more people will know about us coming, in the coming months.

Another key part is that it's a very high profile business. And as you say, Webcasting, retail private networks -- this is really an area that a lot of people are focusing on as the future.

And I think that there's going to get -- there's going to be a lot of coverage in these areas from the media. I think corporations that are looking to get information out are going to start taking notice, and I think the market will start to take notice if the, if we're able to effect this transaction and to get out there and build our revenue base.

I think they'll take notice, and I think that that will have a positive effect on our stock.

The other side of the coin is, is that we will hire in quality PR firms. We think that the message is better, more easily to understand now than it was in the past. People were too -- concentrating on Internet and Internet strategies, and they really didn't, really hit the target with Visual Data being a media company.

And I think with these private networks and what PR -- what RMS and our other clients bring to the table, I think we're going to be able to really get the word out and I think people are going to realize what we do.

JEFFREY MILLER: Thank you.

OPERATOR: Thank you. Your next question is coming from Bill Collins of Capital Ventures. Please pose your question.

BILL COLLINS, CAPITAL VENTURES:  Yes.  This is Bill Collins with Cap Ventures.

This is a question for Jason Kates. In terms -- well, actually, for both of you -- in terms of your competitors as you go out and market your networks, some of the companies out there would be people like Premiere Retail Networks and Onsite Networks.


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And I was just kind of curious how you all are going to be positioning yourself in the competitive situation against some of those, some of those companies?

JASON KATES: Sure, Bill, this is Jason Kates. Thanks for the question.

As far as PRN and Onsite, take PRN for an example, as everybody in our small world is aware, they've received an enormous amount of financing recently, which is very positive for all of us. And their business is growing quite well. So, if you had to say that they were a competitor of ours, we're happy to point to them as a competitor.

But we believe that, with the amount of potential retail locations out there, we don't necessarily need to chase the same business. In our world, we believe that there is in excess of hundreds of thousands of potential sites that we can go into.

As far as Onsite, we are actually close with them. We -- small world, we actually licensed them our technology early on, and very friendly with the primary folks involved with Onsite.

So we have a very strategic relationships with them today, and are looking forward to a much bigger relationship with them into the future.

BILL COLLINS: OK. Do you see any other major competitors out there that you all might be having a deal with in the next couple of years?

JASON KATES: I'll tell you, Bill, I don't know many people who would want to start this scratch again. This is one of those businesses that looks a lot easier on the onset, but to actually execute, between us and PRN, we're the two leaders in the industry at this point.

And we don't -- we see some people picking at the fringes, but no one who has the type of programming capabilities and the technology that we have.

BILL COLLINS: (INAUDIBLE).

RANDY SELMAN: One of the key things about this business is, it's not unlike, you know, building a television business. In fact, it is a television business, just with private targeted customers. And so, you know what it takes to develop those kind of, you know, large scale operations.

We're already in place, the infrastructure's built and the fact is now, it's just scaling it.

BILL COLLINS: Thank you.

OPERATOR: Thank you. And once again, if you do have a question, please use your touch-tone telephone and press one, followed by four at this time.

One last time, if you would like to ask a question, please press one, followed by four.

Gentlemen, we appear to have no further questions.

RANDY SELMAN: OK. Well, we'll look forward to providing you further information as it becomes available to us on this acquisition merger, and we'll report again to you in the future. Thanks again.

JASON KATES: Operator, you want to check one more time.

OPERATOR: Absolutely. Once again, if you would like to ask a question, that's one and then four on your touch-


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tone telephone.

And I am showing one follow-up question coming from Jeffrey Miller.

JEFFREY MILLER: Randy or Jason, when is the anticipated closing date of this transaction?

RANDY SELMAN: We're looking to try to close the transaction in the first quarter of our new year, which would be the December ending quarter. We have certain financial and, call it requirements, that have to do with filings at SEC, et cetera, that require us to get it done at that point.

As you would know, at the end of the year, your numbers go stale. We want to get it in before that happens.

JEFFREY MILLER: OK. So then, if, in fact, it was a successful merger, this January, February, March quarter of 2002 would be consolidated for both entities.

RANDY SELMAN: That is correct.

JEFFREY MILLER: OK. Thank you.

RANDY SELMAN: OK.

OPERATOR: Thank you, and we do have a question coming from Christian Bradeen of Wellington Capital.

CHRISTIAN BRADEEN, WELLINGTON CAPITAL: Hi, I unfortunately joined the call a little bit late, but wanted to see if you had addressed the required capital raise as a component of the merger.

RANDY SELMAN: One of the things that, when you're involved in these type of transactions, there are certain things that can't be discussed prior to their occurrence. One of those is the, is the subject of financing.

At this time, we're restricted from giving any further information, as whatever we would say at this point would be jumping the gun or before the fact.

So, at this point, it's being addressed and, you know, we'll report to you as soon as further information is available.

CHRISTIAN BRADEEN: Thank you.

OPERATOR: Thank you. And we do have a follow-up coming from Bill Collins of Cap Ventures.

BILL COLLINS: Yes. This question is for Randy and Jason.

Mr. Kates, you mentioned that you all have some pilot projects that you're working on now for some additional retailers. I'd just, just would like to hear a little bit more about that. You know, when could we expect some announcements. You know, what kind of industries are we talking about? Sounds real interesting.

JASON KATES: Bill, I can't give you the exact timing, but I've been given permission to tell you about the industries.

The industries are -- once again, following our typical focus, are very vertically driven. One is an explosive area, and it, it's backed by some of the largest petroleum companies in the world, would be the convenience store industry.

BILL COLLINS: (INAUDIBLE).


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JASON KATES: Another industry is actually the medical industry, and those are pilots that are currently under way. And a third pilot is with the, one of the largest, most successful drugstore chains in the country.

BILL COLLINS: Right. All right. Thank you, very much.

JASON KATES: OK.

OPERATOR: Thank you. And once again, I would like to open the floor for questions.

If you do have a question or comment, please press one and then four on your touch-tone telephone.

We do have a question coming from Linda Schwarz of Laidlaw.

LINDA SCHWARZ, LAIDLAW: Hi, Randy. My question -- perhaps you may have answered this, but we had some problems hearing, here.

On the video teleconferencing, which appears to be a very big industry, has your RMS done any video teleconferencing? Or have you, along with your Webcasting?

And you -- can you expound on how that's going to be promoted to let people know that besides the great job you're doing in Webcasting, you have this video teleconferencing capability?

And also, how are you going to get your message out to the institutions? It seems like you're much more of a retail stock today. And with the combination of the two companies, of Jason's company and your company, it would seem that you would be more geared now as an institutional type of company, and could be promoted in that way.

RANDY SELMAN: OK, Linda. Basically, let's start with the first part of the conversation about what we're currently doing in teleconferencing and Webcasting.

ED Net has been providing Web -- teleconferencing services, specifically to the entertainment industry for a number of years. In fact, they have been a dealer for certain equipment in the teleconferencing business, and in fact, we're now beefing up to that side of our business. We're ordering additional systems, and we're going to continue to develop that area.

In fact, recently there were a couple of events in the entertainment industry that would not have occurred because of the, of the problems that occurred in New York. And so what we're, what we were able to do was to set them up, these various different clients, set them up with systems and get them on the air.

At this moment in time, we can, we can definitely say that those people were extremely excited about the fact we were able to move so quickly and get the job done for them.

On Jason's front, he has been doing distribution of that type of information through his satellite network. And the beauty of his network is that it is a multi-cast network, which means that, when there are jobs for large transport of teleconferencing information, he has the most effective solution for that already built in place.

So we'll take advantage of those networks. We'll advertise those facts and we'll get the word out on all those different networks.

We really can't talk right now, Linda, about how we're going to promote the financing and what ways we're going to go out to, you know, institutions, et cetera.

I think you're going to need to be patient on that. It is a condition of the closing of the transaction that the funds be


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raised, and we have to leave it at that.

LINDA SCHWARZ: Randy, can you comment on the profit margins in your Webcasting and videoconferencing business, how you get paid on these jobs?

RANDY SELMAN: Well, again, it's just the same structure as the ED Net business. We provide equipment and then we provide the network to provide the transport of that, of those, of that information.

So, like we do in ED Net where we provide boxes, telestreamer, ED Net terminals, et cetera, where we're doing the same thing with Webcasting systems, and then we provide further the network itself. And we make money on the usage of the network as well as on the boxes.

LINDA SCHWARZ: And in view of the fact that many people won't be traveling, at least for the near future, I'm sure you're going to have more corporations conducting meetings, et cetera, in that area.

Is that something that you will promote?

RANDY SELMAN: Absolutely. We're going to begin doing that right away, and I think you'll find that, you know, with our big partnership with PR Newswire, they're going to be promoting it, as well.

OPERATOR: Thank you. Ma'am, do you have any further questions?

Thank you. Then once again, if you do have a question or comment, that's one followed by four.

And we do have a follow-up coming from Jeffrey Miller of Gilford Securities.

JEFFREY MILLER: Hi. This is for you, Jason.

JASON KATES:  Yes, Jeff.

JEFFREY MILLER: My question is -- maybe I didn't catch it in your previous discussion, but, as you've been going along and building RMS, what percentage of your revenues have been advertising versus the building of your network?

JASON KATES: Jeff, unfortunately, we'd like to give you that number, but we're in the middle of an audit, and until the audit's finished, we can't disclose.

JEFFREY MILLER: Can you say small or large? Or we can't even go there?

Because, why -- Jason, where I'm going is, if I listen to you correctly, it seemed as if you were building up the network, building up the locations and the target markets, and really, not really ramping up to its fullest yet, advertising the target markets, which leads me to believe that there's a heck of a lot of potential in those markets to specific advertisers.

Am I at least on the right track?

JASON KATES: You're right down the pipe, Jeff. In fact, you can look at our business quite simply, in two different ways.

We have a very solid core service business that's profitable and is flourishing today. The top spend to that is, the amount of inventory that we are actually creating along the way.


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And in our agreements with our retailers, we have the opportunity to sell and participate in the advertising.

JEFFREY MILLER: Now, were you the only one who sells the advertising? As opposed to the retailers? They don't -- they just handle the retail. You, and now you and the Visual Data family will handle the advertising.

JASON KATES: In fact, we, we do get quite a bit of assistance with the retailers.

JEFFREY MILLER: OK. Sounds great.

JASON KATES: OK.

RANDY SELMAN: One other thing that we want to mention is the fact that, although the content side of Jason's business does produce revenues that are above the cost side of it, the overhead of the business does drive it somewhat under the profit levels.

So I want to be sure that you don't -- understand the difference between the two. And as we build up the advertising component and the other parts of the business, we'll be, we'll be able to meet our goal in March.

OPERATOR: Thank you, sir. And once again, that's one followed by four to ask a question.

And at this time, we appear to have no further questions.

BARRY ROTHMAN: All right, Operator. We thank everybody for attending today.

OPERATOR: Thank you. Thank you all for your participation. You may disconnect your lines at this time.

Thank you. Have a great evening.

END


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